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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

          REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                         FOR THE MONTH OF NOVEMBER 2002

                          COMMISSION FILE NO. 333-8880

                       SATELITES MEXICANOS, S.A. DE C.V.
                         BLVD. M. AVILA CAMACHO NO. 40
                           COL. LOMAS DE CHAPULTEPEC
                               11000 MEXICO, D.F.
                                     MEXICO
                               (52) 55-5201-0800

     The registrant files annual reports under cover of Form 20-F.

     The registrant is not furnishing the information contained in this form to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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--------------------------------------------------------------------------------

                       SATELITES MEXICANOS, S.A. de C.V.

                             FINANCIAL INFORMATION

                                     INDEX

                                                              PAGE
                                                              ----
Financial Statements (Unaudited):
  Condensed Balance Sheets as of September 30, 2002 and
     December 31, 2001......................................    2
  Condensed Statements of Operations for the three and nine
     months ended September 30, 2002 and 2001...............    3
  Condensed Statements of Cash Flows for the nine months
     ended September 30, 2002 and 2001......................    4
  Notes to Unaudited Condensed Financial Statements.........    5
Operating and Financial Review and Prospects................    8

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                            CONDENSED BALANCE SHEETS
                    (Amounts in thousands of U.S. dollars )

                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  2002             2001
                                                              -------------    ------------
                                                               (UNAUDITED)        (NOTE)
                                  ASSETS
Current assets:
  Cash and cash equivalents.................................   $    4,755       $   26,194
  Restricted and segregated cash............................       24,467          155,496
  Accounts receivable, net..................................        5,622            2,042
  Prepaid insurance.........................................        4,200            7,414
  Due from related parties..................................        5,053            7,200
  Deferred income taxes.....................................        2,627            2,161
                                                               ----------       ----------
          Total current assets..............................       46,724          200,507
Satellites and equipment, net...............................      297,745          320,725
Construction in process -- Satmex 6 (Note 1)................      207,309           95,092
Concessions, net............................................      453,842          463,521
Prepaid insurance, non current..............................          610            3,172
Deferred financing costs, net...............................        4,253            5,929
Other assets................................................          575              332
                                                               ----------       ----------
          Total assets......................................   $1,011,058       $1,089,278
                                                               ==========       ==========
                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt......................   $    1,000       $   13,626
  Accounts payable..........................................        5,041            4,227
  Accrued expenses (Note 1).................................        6,538           18,759
  Interest payable..........................................        5,678           14,196
  Due to related parties....................................        3,811            4,370
  Deferred revenue -- customers.............................           55               39
  Deferred revenue -- Mexican government....................        2,200            2,200
                                                               ----------       ----------
          Total current liabilities.........................       24,323           57,417
Accrued expenses, non current (Note 1)......................        4,337            4,337
Deferred revenue -- Mexican government......................       75,085           76,735
Deferred income taxes.......................................        7,018           19,807
Long-term debt..............................................      523,624          542,374
                                                               ----------       ----------
          Total liabilities.................................      634,387          700,670
                                                               ----------       ----------
Commitments and contingencies (Note 5)
Stockholders' equity:
  Common stock..............................................      384,678          383,547
  Preferred stock...........................................       31,886           31,886
  Accumulated deficit.......................................      (39,893)         (26,825)
                                                               ----------       ----------
          Total stockholders' equity........................      376,671          388,608
                                                               ----------       ----------
          Total liabilities and stockholders' equity........   $1,011,058       $1,089,278
                                                               ==========       ==========

---------------
Note: The December 31, 2001 balance sheet has been derived from the audited financial statements at that date.

             See notes to unaudited condensed financial statements.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                       CONDENSED STATEMENTS OF OPERATIONS
                     (Amounts in thousands of U.S. dollars)
                                  (Unaudited)

                                                        THREE MONTHS ENDED     NINE MONTHS ENDED
                                                          SEPTEMBER 30,          SEPTEMBER 30,
                                                        ------------------    -------------------
                                                         2002       2001        2002       2001
                                                        -------   --------    --------   --------
Service revenue.......................................  $19,424   $ 30,906    $ 62,433   $ 97,610
                                                        -------   --------    --------   --------
Operating expenses:
  Satellite operations................................    3,720      4,906      13,343     14,881
  Selling and administrative expenses.................    4,810      5,793      13,503     16,457
  License and management fees.........................      270        765         844      2,764
  Depreciation expense and amortization of
     concessions......................................   11,846     11,859      35,498     35,388
                                                        -------   --------    --------   --------
                                                         20,646     23,323      63,188     69,490
                                                        -------   --------    --------   --------
Operating income (loss)...............................   (1,222)     7,583        (755)    28,120
Gain on in-orbit failure of Solidaridad 1.............    3,301                  3,301
Interest income.......................................      282      1,948       1,842      7,752
Interest expense and amortization of deferred
  financing costs.....................................   (8,870)   (13,188)    (29,620)   (43,838)
Net foreign exchange gain.............................       34        124          40        100
                                                        -------   --------    --------   --------
Loss before income taxes..............................   (6,475)    (3,533)    (25,192)    (7,866)
Deferred income tax benefit...........................    2,278      9,268      13,255      5,986
                                                        -------   --------    --------   --------
Net (loss) income.....................................   (4,197)     5,735     (11,937)    (1,880)
Preferred stock dividend requirement..................     (377)      (377)     (1,131)    (1,131)
                                                        -------   --------    --------   --------
Net (loss) income applicable to common stockholders...  $(4,574)  $  5,358    $(13,068)  $ (3,011)
                                                        =======   ========    ========   ========

             See notes to unaudited condensed financial statements.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                       CONDENSED STATEMENTS OF CASH FLOWS
                     (Amounts in thousands of U.S. dollars)
                                  (Unaudited)

                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ---------------------
                                                                2002         2001
                                                              ---------    --------
OPERATING ACTIVITIES
Net loss....................................................   $(11,937)    $(1,880)
Adjustments to reconcile net loss to operating cash flow:
  Depreciation expense and amortization of concessions......     35,498      35,388
  Amortization of deferred financing costs..................      1,733       1,726
  Deferred revenue -- customers.............................         16      (2,938)
  Deferred revenue -- Mexican Government....................     (1,650)     (1,650)
  Deferred income taxes.....................................    (13,255)     (5,986)
  Interest income from restricted and segregated cash.......     (1,264)     (6,273)
  Use of restricted and segregated cash for interest
     payments...............................................     11,877       5,221
Changes in assets and liabilities:
  Accounts receivable.......................................     (3,580)      4,109
  Prepaid insurance.........................................      5,776       5,717
  Accounts payable and accrued expenses.....................    (11,407)     (3,033)
  Interest payable..........................................     (8,518)     (9,182)
  Due from/to related parties...............................      1,588      (8,753)
  Deferred financing costs and other assets.................       (300)       (232)
                                                              ---------    --------
Cash flow provided by operating activities..................      4,577      12,234
                                                              ---------    --------
INVESTING ACTIVITIES
Use of restricted and segregated cash.......................    107,040      54,312
Construction in progress -- Satmex 6........................   (112,217)    (59,062)
Acquisition of equipment, net...............................     (2,839)       (788)
                                                              ---------    --------
Cash flow used in investing activities......................     (8,016)     (5,538)
                                                              ---------    --------
FINANCING ACTIVITIES
Use of restricted and segregated cash.......................     13,376         250
Repayment of senior secured notes...........................    (31,376)       (750)
Repayment of revolving credit facility......................                (15,000)
                                                              ---------    --------
Cash flow used in financing activities......................    (18,000)    (15,500)
                                                              ---------    --------
Decrease in cash and cash equivalents.......................    (21,439)     (8,804)
Cash and cash equivalents -- beginning of period............     26,194      24,625
                                                              ---------    --------
Cash and cash equivalents -- end of period..................     $4,755     $15,821
                                                              =========    ========
SUPPLEMENTAL DISCLOSURE
Interest paid...............................................    $45,847     $52,480
                                                              =========    ========

             See notes to unaudited condensed financial statements.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

               NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
                           (Amounts in U.S. dollars)

1.  THE COMPANY

     Satelites Mexicanos, S.A. de C.V. ("Satmex" or the "Company") owns and operates two geosynchronous communications satellites, Solidaridad 2 and Satmex
5. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit. Satmex operates in one business segment and is the leading provider of fixed satellite services ("FSS") to broadcasting and telecommunications customers in Mexico. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 36 nations and territories in the Latin American region.

     On November 17, 1997, Loral Space & Communications Ltd. (together with its subsidiaries "Loral") and Principia, S.A. de C.V. ("Principia"), acquired 75% of the issued and outstanding capital stock of Satmex from the government of Mexico for $647 million through Firmamento Mexicano, S. de R. L. de C.V. ("Firmamento"). Loral owns 65% of Firmamento and Principia owns 35%. Principia holds 51% of Firmamento's voting interests. The remaining 25% of the capital stock of Satmex was retained by the Mexican government.

     In August 2000, the Company's Solidaridad 1 satellite ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the currently committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 was approximately $103.1 million. In December 2001, Satmex reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $7.3 million. In September 2002, the Company received $3.3 million from the satellite manufacturer under the Solidaridad 1 performance guarantee. These transactions were recorded as additional gain on the in-orbit failure of Solidaridad 1 in the applicable periods. In January 2001, Satmex received insurance proceeds of approximately $235.3 million, net of the unpaid insurance premiums and related value added tax. Satmex is using the net insurance proceeds towards the construction, launch and insurance of a replacement satellite, Satmex 6, as well as for debt service. Satmex has contracted with Space Systems/Loral, Inc., a wholly owned subsidiary of Loral, to build Satmex 6, which is designed to provide broader coverage and higher power levels than any other satellite currently in the Satmex fleet. Certain manufacturing and testing procedures have resulted in the launch of Satmex 6 being extended to the second quarter of 2003.

     On August 10, 2001, the Mexican government granted licenses to provide satellite service in Mexico to PanAmSat, SES Global, Televisa and Enlaces Integra. PanAmSat registered 12 satellites and SES Global registered seven satellites to provide satellite service in Mexico.

2.  BASIS OF PRESENTATION

     The accompanying unaudited condensed financial statements have been prepared pursuant to the rules of the Securities and Exchange Commission ("SEC") and, in the opinion of the Company, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of results of operations, financial position and cash flows. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed as permitted pursuant to such SEC rules. The Company believes that the disclosures made are adequate to keep the information presented from being misleading. The results of operations for the three and nine months ended September 30, 2002, are not necessarily indicative of the results to be expected for the year. It is suggested that these financial statements be read in conjunction with the audited financial statements and notes thereto of Satmex, included in Satmex's Annual Report on Form 20-F for the year ended December 31, 2001.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

         NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS--(CONTINUED)

3.  ACCOUNTS RECEIVABLE

                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  2002             2001
                                                              -------------    ------------
                                                                     (IN THOUSANDS)
Customers...................................................     $5,193           $3,827
Value added tax recoverable.................................        757
Other.......................................................      1,177              261
Allowance for uncollectible accounts........................     (1,505)          (2,046)
                                                                 ------           ------
                                                                 $5,622           $2,042
                                                                 ======           ======

4.  SATELLITES AND EQUIPMENT

                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  2002             2001
                                                              -------------    ------------
                                                                     (IN THOUSANDS)
Satellites..................................................    $409,119         $409,119
Equipment...................................................      28,207           25,647
Furniture and fixtures......................................       6,400            6,321
Leasehold improvements......................................       2,846            2,772
Construction in progress....................................       4,188            4,245
                                                                --------         --------
                                                                 450,760          448,104
Accumulated depreciation....................................    (153,015)        (127,379)
                                                                --------         --------
                                                                $297,745         $320,725
                                                                ========         ========

5.  BALANCES AND TRANSACTIONS WITH RELATED PARTIES

                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  2002             2001
                                                              -------------    ------------
                                                                     (IN THOUSANDS)
AMOUNTS RECEIVABLE:
Enlaces.....................................................     $2,931           $3,672
Mexican government agencies.................................      2,004            2,557
Principia...................................................                         386
Loral.......................................................        118              517
Service companies...........................................                          68
                                                                 ------           ------
                                                                 $5,053           $7,200
                                                                 ======           ======
AMOUNTS PAYABLE:
Loral.......................................................     $1,620           $  768
Principia...................................................        130              109
Service companies...........................................      2,061            3,493
                                                                 ------           ------
                                                                 $3,811           $4,370
                                                                 ======           ======

     Transactions with related parties, not otherwise disclosed, are as follows:

  Enlaces

     Enlaces Integra ("Enlaces"), a company owned by Principia and Loral, leases transponder capacity from Satmex. Service revenue from this lease was $398,000 for the nine months ended September 30, 2002. Also, Satmex agreed to loan Enlaces up to $5 million. The loan to Enlaces matures January 4, 2006 and accrues interest at a rate equal to Satmex's weighted average interest cost plus 1%. The maximum available borrowing

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

         NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS--(CONTINUED)

is $5 million including accrued interest. At September 30, 2002, there were no outstanding borrowings under this loan. Further, Enlaces uses services provided from Satmex's affiliated companies to perform its activities. In June 2002, Satmex purchased approximately $718,000 of equipment from Enlaces and in July 2002, Satmex purchased $1.6 million of equipment and paid $2.9 million as an advance payment on one of the concessions held by Enlaces. Enlaces used the proceeds from the sale to repay its outstanding loan from Satmex.

  Revenue

     Revenue from related parties, primarily the Mexican government, was $7.1 million and $11.4 million for the nine months ended September 30, 2002 and 2001, respectively.

  Replacement Capacity

     Loral Skynet, a wholly owned subsidiary of Loral, billed Satmex $3.6 million and $5.0 million for the nine months ended September 30, 2002 and 2001, respectively, for providing capacity on Loral Skynet satellites.

  Management fee

     Loral and Principia are responsible for managing the Company. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company's quarterly gross revenue, as defined. For the nine months ended September 30, 2002, no management fee was earned. For the nine months ended September 30, 2001 the management fee was $2.0 million, of which $588,000 was offset against accrued expenses.

  License fee

     Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company's gross revenue, as defined. For the nine months ended September 30, 2002 and 2001, the fee was $899,000 and $1.4 million respectively, of which $56,000 and $79,000, respectively, was offset against accrued expenses.

  Rent

     The equipment in the satellite control centers is owned by the Company, while the buildings and land that house these centers are property of the Mexican government. The Company pays rent to the Mexican government for the use of the buildings and land equal to 7.5% of appraised value. The rent expense under this agreement was $243,000 and $235,000 for the nine months ended September 30, 2002 and 2001, respectively.

  Service companies

     Satmex uses external services from affiliated companies to perform its activities. Satmex pays these companies for the actual personnel costs incurred plus a fee. For the nine months ended September 30, 2002 and 2001, the fee was $365,000 and $787,000, respectively.

  Guarantee arrangements

     In connection with the loan agreements certain related parties have provided and continue to provide guarantees on behalf of the Company.

6.  CONTINGENCIES

     The Company is currently soliciting consents from the holders of its 10 1/8% Senior Notes due 2004, referred to as the "fixed rate notes," to the proposed amendments to the insurance covenant contained in those notes. The indenture governing the fixed rate notes currently requires the Company to maintain in-orbit insurance coverage on certain terms that presently cannot be obtained in the market at commercially

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

         NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS--(CONTINUED)

reasonable rates. On November 29, 2002, the Company's insurance policy covering one of its satellites will expire, and if the insurance covenant has not been amended by that date, a default will occur with respect to the fixed rate notes. In addition to soliciting the consents, the Company is seeking waivers from the holders of its Senior Secured Floating Rate Notes due 2004 and the lenders under its revolving credit facility of the provisions contained in the agreements governing these debt obligations that obligate the Company not to amend the terms of the fixed rate notes. If the Company does not receive waivers from the requisite holders of the senior secured notes and the requisite lenders under its revolving credit facility, the Company will not be able to affect the proposed amendments. A copy of the consent solicitation statement with respect to the fixed rate notes accompanies this report.

     On January 1, 2002, the Mexican government amended the tax law to broaden the scope of telecommunications services subject to a 10% tax. The Company believes that its services do not fall within the scope of this tax. However, there is a risk that the tax authorities will not agree with the Company's interpretation. Final resolution of this matter will be determined by the Mexican courts.

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     Except for the historical information contained herein, the matters discussed in the following Operating and Financial Review and Prospects of Satelites Mexicanos, S.A. de C.V. ("Satmex" or the "Company") are not historical facts, but are "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, the Company or its representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts, such as in reports filed with the SEC, press releases or statements made with the approval of an authorized executive officer of the Company. These forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "plans," "may," "will," "would," "could," "should," "anticipates," "estimates," "projects," "intend," or "outlook" or the negative of these words or other variations of these words or other comparable words, or by discussion of strategy that involve risks and uncertainties. These forward-looking statements are only predictions, and actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond the Company's control. Some of these factors and conditions include: partial or total failure of the Company's in-orbit satellites; the Company's reliance on certain customers; the Company's operations are located in Mexico; competition in the Company's industry; and the Company owes significant amounts of money. For a detailed discussion of these factors and conditions, please refer to the periodic reports filed by the Company with the SEC. In addition, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company's control. The Company undertakes no obligation to update any forward-looking statements.

     The following should be read in conjunction with the unaudited condensed financial statements of the Company for the three and nine months ended September 30, 2002 and 2001 and the audited financial statements and notes thereto of Satmex, included in Satmex's Annual Report on Form 20-F for the year ended December 31, 2001.

OVERVIEW

     Satmex owns and operates two geosynchronous communications satellites, Solidaridad 2 and Satmex 5. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit. Satmex operates in one business segment and is the leading provider of fixed satellite services ("FSS") to broadcasting and telecommunications customers in Mexico. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 36 nations and territories in the Latin American region.

     In August 2000, the Company's Solidaridad 1 satellite ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the currently committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 was approximately $103.1 million. In December 2001, Satmex reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $7.3 million. In September 2002, the Company received $3.3 million from the satellite manufacturer under the Solidaridad 1 performance guarantee. These transactions were recorded as additional gain on the in-orbit failure of Solidaridad 1 in the applicable periods. In January 2001, Satmex received insurance proceeds of approximately $235.3 million, net of the unpaid insurance premiums and related value added tax. Satmex is using the net insurance proceeds towards the construction, launch and insurance of a replacement satellite, Satmex 6, as well as for debt service. Satmex has contracted with Space Systems/Loral, Inc., a wholly owned subsidiary of Loral, to build Satmex 6, which is designed to provide broader coverage and higher power levels than any other satellite currently in the Satmex fleet. Certain manufacturing and testing procedures have resulted in the launch of Satmex 6 being extended to the second quarter of 2003.

     In order to provide expanded satellite services in the United States with the Satmex 6 satellite, a new coordination agreement would need to be negotiated between the governments of Mexico and Canada, as well as the affected satellite operators. New coordination agreements are often negotiated to accommodate the operation of new satellites. An existing coordination agreement between the governments of Mexico and Canada, as well as the affected satellite operators, provides for the operation of Mexican and Canadian satellites, including Satmex 6, in the 107.3 degreesW.L. to 118.7 degreesW.L. orbital arc. There can be no assurance that negotiation of a new coordination agreement between the governments of Mexico and Canada and the affected satellite operators will be successful. The scheduled launch of Satmex 6 will proceed whether or not a new coordination agreement has been negotiated. However, the inability to conclude a satisfactory agreement may negatively impact our ability to provide expanded services in the United States and could adversely affect our business.

     On August 10, 2001, the Mexican government granted licenses to provide satellite service in Mexico to PanAmSat, SES Global, Televisa and Enlaces Integra. PanAmSat registered 12 satellites and SES Global registered seven satellites to provide satellite service in Mexico.

RESULTS OF OPERATIONS THREE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED TO SEPTEMBER 30, 2001

 Revenue

     Revenue for the third quarter of 2002 was $19.4 million, as compared to $30.9 million for the third quarter of 2001. The decrease is due to lower utilization of Solidaridad 2 and Satmex 5 caused by contract cancellations and non-renewals. As previously disclosed, the transponder lease for the Company's largest customer, Innova, ended on March 31, 2002. Innova represented approximately 20% of service revenue for the quarter ended September 30, 2001.

     The Company has, during 2001 and 2002, experienced significant terminations, and has been unable to renew contracts with certain customers upon expiration. The rate of termination slowed during the third quarter of 2002, and the Company does not expect terminations and non-renewals to continue at the rate experienced in the first two quarters of 2002. However, given the state of the telecommunications industry, the Company believes that terminations and non-renewals may continue to have a negative impact on its results of operations. Additionally, approximately 25 customers account for approximately 80% of Satmex's current revenue base. Cancellation or non-renewal of service contracts for these customers would have an adverse effect on the Company's results of operations.

 Operating expenses

     Operating expenses decreased to $20.6 million in the third quarter of 2002, from $23.3 million in the third quarter of 2001, as described below.

     Satellite operations. Satellite operations costs, which consist primarily of satellite insurance and the personnel costs related to the operation of the satellites, were $3.7 million for the third quarter of 2002, as compared to $4.9 million in the third quarter of 2001. The decrease is primarily due to a lower cost for replacement capacity on other satellites for customers previously on Solidaridad 1.

     Selling and administrative expenses. Selling and administrative expenses in the third quarter of 2002 were $4.8 million as compared to $5.8 million in the third quarter of 2001. The decrease is primarily due to expense and personnel reductions.

     License and management fees. Loral and Principia are responsible for managing the Company. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company's quarterly gross revenue, as defined. For the three months ended September 30, 2002, no management fee was earned. For the three months ended September 30, 2001, the management fee was $522,000, of which $183,000 was offset against accrued expenses. Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company's gross revenue, as defined. For the three months ended September 30, 2002 and 2001, the fee was $279,000 and $453,000, respectively, of which

$9,000 and $27,000, respectively, was offset against accrued expenses. The license fee decreased due to the Company's lower revenue.

     Depreciation and amortization. Depreciation expense was $8.6 million in each quarter. Amortization expense relating to the concessions was $3.2 million in each quarter.

 Interest income

     Interest income for the third quarter of 2002 was $0.3 million as compared to $1.9 million for 2001. The decrease is primarily due to lower levels of restricted and segregated cash available for investment, as well as lower interest rates.

 Interest cost

     Total interest cost, including $4.2 million of capitalized interest related to the construction of Satmex 6, was $13.0 million in the third quarter of 2002 as compared to $14.3 million, including $1.1 million of capitalized interest related to the construction of Satmex 6, for the third quarter of 2001. Total interest cost decreased due to lower average outstanding debt during 2002 and lower interest rates on the Company's variable rate debt.

 Net foreign exchange gain

     The Company recorded a net foreign exchange gain of $34,000 in the third quarter of 2002 as compared to a foreign exchange gain of $124,000 in the third quarter of 2001.

 Deferred income tax benefit

     Income tax is determined following interperiod allocation procedures under the liability method. Under this method, deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences, including tax losses and tax credit carryforwards, using enacted rates.

     On January 1, 2002, the Mexican government enacted a new income tax law that reduces the 35% statutory income tax rate by 1% per year beginning January 1, 2003 through January 1, 2005. The Company recorded a deferred income tax benefit of $1.8 million in the first quarter of 2002 for the effect of this change on its deferred tax assets and liabilities.

     For the three months ended September 30, 2002, the Company recorded a deferred income tax benefit of $2.3 million on a loss before income taxes of $6.5 million and a benefit of $9.3 million on a loss of $3.5 million for 2001. The change from 2001 to 2002 relates primarily to an additional valuation allowance recorded against the Company's deferred tax assets and the Mexican income tax effect of inflation and currency remeasurement in the current period.

 Preferred stock dividend requirement

     The preferred stock dividend requirement was $377,000 in each quarter.

RESULTS OF OPERATIONS NINE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED TO SEPTEMBER 30, 2001

 Revenue

     Revenue for the first nine months of 2002 was $62.4 million, as compared to $97.6 million for the first nine months of 2001. The decrease is due to lower utilization of Solidaridad 2 and Satmex 5 caused by contract cancellations and non-renewals. As previously disclosed, the transponder lease with the Company's largest customer, Innova, ended on March 31, 2002. Innova represented approximately 2% and 19% of service revenue for the nine months ended September 30, 2002 and 2001, respectively.

     The Company has, during 2001 and 2002, experienced significant terminations, and has been unable to renew contracts with certain customers upon expiration. The rate of termination slowed during the third quarter of 2002, and the Company does not expect terminations and non-renewals to continue at the rate experienced in the first two quarters of 2002. However, given the state of the telecommunications industry, the

Company believes that terminations and non-renewals may continue to have a negative impact on its results of operations. Additionally, approximately 25 customers account for approximately 80% of Satmex's current revenue base. Cancellation or non-renewal of service contracts for these customers would have an adverse effect on the Company's results of operations.

 Operating expenses

     Operating expenses decreased to $63.2 million in the first nine months of 2002, from $69.5 million in the first nine months of 2001, as described below.

     Satellite operations. Satellite operations costs, which consist primarily of satellite insurance and the personnel costs related to the operation of the satellites, were $13.3 million for the first nine months of 2002, as compared to $14.9 million in the first nine months of 2001. The decrease is primarily due to a lower cost for replacement capacity on other satellites for customers previously on Solidaridad 1.

     Selling and administrative expenses. Selling and administrative expenses in the first nine months of 2002 were $13.5 million as compared to $16.5 million in the first nine months of 2001. The decrease is primarily due to expense and personnel reductions.

     License and management fees. Loral and Principia are responsible for managing the Company. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company's quarterly gross revenue, as defined. For the nine months ended September 30, 2002, no management fee was earned. For the nine months ended September 30, 2001, the management fee was $2.0 million, of which $588,000 was offset against accrued expenses. Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company's gross revenue, as defined. For the nine months ended September 30, 2002 and 2001, the fee was $899,000 and $1.4 million, respectively, of which $55,000 and $79,000, respectively, was offset against accrued expenses.

     Depreciation and amortization. Depreciation expense for the first nine months of 2002 was $25.8 million as compared to $25.7 million during the first nine months of 2001. Amortization expense relating to the concessions was $9.7 million in each period.

 Interest income

     Interest income for the first nine months of 2002 was $1.8 million as compared to $7.8 million for the first nine months of 2001. The decrease is primarily due to lower levels of restricted and segregated cash available for investment, as well as lower interest rates.

 Interest cost

     Total interest cost, including $9.8 million of capitalized interest related to the construction of Satmex 6, was $39.4 million in the first nine months of 2002 as compared to $45.5 million, including $1.7 million of capitalized interest related to the construction of Satmex 6, in 2001. Total interest cost decreased due to lower average outstanding debt in the first nine months of 2002 and lower interest rates on the Company's variable rate debt.

Net foreign exchange gain

     The Company recorded a net foreign exchange gain of $40,000 in the first nine months of 2002 as compared to a net foreign exchange gain of $100,000 in the first nine months of 2001.

 Deferred income tax benefit

     On January 1, 2002, the Mexican government enacted a new income tax law that reduces the 35% statutory income tax rate by 1% per year beginning January 1, 2003 through January 1, 2005. The Company recorded a deferred income tax benefit of $1.8 million in 2002 for the effect of this change on its deferred tax assets and liabilities.

     For the nine months ended September 30, 2002, the Company recorded a deferred income tax benefit of $11.5 million, excluding the deferred income tax benefit of $1.8 million relating to the change in the statutory rate, on a loss before income taxes of $25.2 million as compared to a benefit of $6.0 million on a loss of $7.9 million for 2001. The change from 2001 to 2002 relates primarily to an additional valuation allowance recorded against the Company's deferred tax assets and the Mexican income tax effect of inflation and currency remeasurement in the current period.

 Preferred stock dividend requirement

     The preferred stock dividend requirement was $1.1 million in each period.

LIQUIDITY AND CAPITAL RESOURCES

     At September 30, 2002, the Company had total debt of $524.6 million. At December 31, 2001, a technical default existed with respect to the Company's senior secured notes due to the failure to make a principal prepayment from excess cash flow for the year ended December 31, 2000, as defined under the senior secured note indenture. On April 23, 2002, the Company made the required principal prepayment of $11.9 million, plus accrued interest of $228,000, as well as a principal prepayment for 2001 excess cash flow of $749,000. Concurrently with these payments, the Company retroactively reduced the amount available for borrowing under its revolving credit facility by $34.2 million. The Company believes that the payment on April 23, 2002 cured the technical default of the senior secured notes. As of December 31, 2001, the Company classified $12.6 million, representing the 2001 and 2000 principal payments, as current maturities of long-term debt. At September 30, 2002, the Company was in compliance with all covenants governing its debt agreements.

     The Company is currently soliciting consents from the holders of its 10 1/8% Senior Notes due 2004, referred to as the "fixed rate notes," to the proposed amendments to the insurance covenant contained in those notes. The indenture governing the fixed rate notes currently requires the Company to maintain in-orbit insurance coverage on certain terms that presently cannot be obtained in the market at commercially reasonable rates. On November 29, 2002, the Company's insurance policy covering one of its satellites will expire, and if the insurance covenant has not been amended by that date, a default will occur with respect to the fixed rate notes. In addition to soliciting the consents, the Company is seeking waivers from the holders of its Senior Secured Floating Rate Notes due 2004 and the lenders under its revolving credit facility of the provisions contained in the agreements governing these debt obligations that obligate the Company not to amend the terms of the fixed rate notes. If the Company does not receive waivers from the requisite holders of the senior secured notes and the requisite lenders under its revolving credit facility, the Company will not be able to affect the proposed amendments. A copy of the consent solicitation statement with respect to the fixed rate notes accompanies this report.

     The Company's primary source of liquidity for working capital purposes is cash flow from operations. At September 30, the Company had cash and cash equivalents of $4.8 million and following the retroactive reduction, $15.8 million available under its revolving credit facility. At September 30, 2002, Satmex had $24.5 million of restricted and segregated cash of which $16.9 million is available for debt service on the senior secured notes and revolving credit facility and $7.6 million is available for the construction and launch of Satmex 6. The Company believes that the funds available in the restricted and segregated cash account allocated for the construction and launch and cash flow from operations will not be sufficient to fund the in-orbit delivery of the Satmex 6 satellite unless the Company obtains other financing or negotiates satisfactory payment terms for delivery of Satmex 6 in-orbit. The Company is currently pursuing loans supported by export credit agencies, the terms of which will likely require the Company to extend the maturities of the fixed rate notes. The Company has hired a financial advisor to assist it. As part of the Company's overall financing goals, the senior secured notes would be repaid prior to maturity. If the Company is unable to obtain financing arrangements on satisfactory terms, there can be no assurance that the Company will be able to complete and launch Satmex 6 and the Company's financial condition and results of operations may be materially adversely affected. In addition, if the senior secured notes are not repaid, or the financial covenants in those notes are not amended, the Company can provide no assurance that it will meet the financial covenants contained in the senior secured notes beginning in the first quarter of 2003.

 Cash used and provided

     Net cash provided by operating activities for the nine months ended September 30, 2002 of $4.6 million, consisted primarily of $21.0 million of funds generated by earnings before non-cash items, interest income on the restricted and segregated cash and the use of restricted and segregated cash for interest payments, a net decrease in amounts due from related parties, net, of $1.6 million and a decrease in prepaid insurance of $5.8 million, offset by a decrease in accounts payable and accrued expenses of $11.4 million, a decrease in interest payable of $8.5 million, an increase in accounts receivable of $3.6 million and an increase in deferred financing costs and other assets of $0.3 million. During the first nine months of 2002, Satmex used $25.3 million of the restricted and segregated cash for debt service.

     Cash used in investing activities in the first nine months of 2002 was $8.0 million. Capital expenditures for the first nine months of 2002 were $115.1 million, which included $112.2 million for the construction of Satmex 6. $107.0 million of the expenditures for Satmex 6 in the first nine months of 2002, was funded from restricted and segregated cash. Substantially all capital expenditures are denominated in U.S. dollars.

     Cash used in financing activities for the first nine months of 2002 was $18.0 million. A repayment of $31.4 million of the Company's senior secured notes was partially funded with $13.4 million from restricted and segregated cash.

OTHER MATTERS

  Officers Certification

     A certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 accompanies this report.

 Insurance Costs

     The Company, like others in the satellite industry, is faced with significantly higher premiums for launch and in-orbit insurance and significantly shorter coverage periods than those that have been available in the past, which is due in part to the events of September 11, 2001. This development in the insurance industry will increase the cost of doing business for the Company. The Company intends to pass on such increased cost to its customers. There can be no assurance, however, that it will be able to do so. Insurance market conditions have historically been cyclical in nature. While the Company anticipates that these conditions will improve in the future, there can be no assurance that they will.

RELATED PARTY TRANSACTIONS

     See Footnote 5 -- Balances and Transactions With Related Parties in the notes to unaudited condensed financial statements for a discussion of related party transactions.

ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standard Board ("FASB") issued Statement No. 141, "Business Combinations" ("SFAS 141") and Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires that all business combinations initiated after June 30, 2001, be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but will rather be tested at least annually for impairment. The adoption of SFAS 142 on January 1, 2002 did not have an effect on the Company's financial position or results of operations.

     In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operations of a long-lived asset, except for certain obligations of lessees. The Company is required to adopt SFAS 143 on January 1, 2003. The Company has not yet determined the impact that the adoption of SFAS 143 will have on the Company's financial position or results of operations.

     In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment of disposal of long-lived assets. It supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and provisions of APB 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment or a business. The adoption of SFAS 144 on January 1, 2002 did not have an effect on the Company's financial position or results of operations.

     In April 2002, the FASB issued Statement No. 145, Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). SFAS 145 generally requires that any gains or losses on extinguishment of debt in current or prior periods be classified as other income (expense), beginning in fiscal 2003, with early adoption encouraged. The Company is currently evaluating the impact of adopting the provisions of SFAS No. 145 on its financial statements.

     In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"), SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 replaces EITF Issue No. 94-3. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

                                    EXHIBITS

EXHIBIT NO.
-----------
99.1         Certification signed by Lauro Gonzalez Moreno
99.2         Certification signed by Cynthia Pelini
99.3         Solicitation of Consents by Satelites Mexicanos, S.A. de
             C.V. to Proposed Amendments to the Indenture for its 10 1/8%
             Senior Notes due November 1, 2004

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        SATELITES MEXICANOS, S.A. de C.V.

                                        By: Cynthia Pelini
                                           -------------------------------------
                                           Cynthia Pelini
                                           Chief Financial Officer

Date: November 15, 2002